Exhibit 15.1

December 5, 2016

CONFIDENTIAL

Brekford Corp.

7020 Dorsey Road

Hanover, Maryland 21076

Attention:	Mr. Rod Hillman
President & COO

Ladies and Gentlemen:

Based upon our discussions to date, we are excited about the prospect of a potential combination between KeyStone Solutions, Inc. (“KeyStone”), and Brekford Corp. (“Brekford”). This letter sets forth the terms upon which KeyStone and Brekford are willing to enter into discussions regarding the potential combination between KeyStone and Brekford (the “Transaction”).

In consideration of the mutual covenants set forth below, KeyStone and Brekford agree as follow:

1.	Proposed Terms

Attached as Exhibit A is a Preliminary Term Sheet with respect to the Transaction. Although it is the intent of the parties that their discussions initially proceed based on the Preliminary Term Sheet, the terms contained in the Preliminary Term Sheet are not binding on the parties, are subject to change based upon due diligence results and other factors, and are not intended to create rights in favor of the parties with respect to the Transaction or otherwise. The obligations of the parties to consummate the Transaction shall be subject in all respects to the negotiation, execution and delivery of a definitive agreement approved by the boards of directors of KeyStone and Brekford and the satisfaction of the conditions contained in the definitive agreement. Neither KeyStone nor Brekford shall have any liability to the other if either or both of them shall refuse or fail for any reason to enter into any such definitive agreement. However, the obligations of Brekford and KeyStone set forth in Section 2 of this letter and in Exhibit A under the heading “Other Considerations” are intended to be binding and enforceable obligations of Brekford and KeyStone as set forth herein and therein, and will continue in force until the Expiration Date (as defined below).

14420 Albermarle Point Place ◆ Suite 200 ◆ Chantilly, VA 20151

2.	Exclusivity

A.	Between the date hereof and March 31, 2017, or such earlier date as KeyStone and Brekford mutually agree in writing to discontinue discussions of the Transaction (the “Expiration Date”) (the period between the date hereof and the Expiration Date is described herein as the “Exclusive Period”), Brekford will not, directly or indirectly, through any of its officers, directors, employees, affiliates, representatives or agents (collectively, “Representatives”), or otherwise, take any action (or permit any of its Representatives to take any action) to solicit, initiate, seek, entertain, encourage or support any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations with, any third party regarding (a) any acquisition of Brekford, (b) any merger or consolidation with or involving Brekford, or (c) any disposition of any material portion of the stock or assets, including through any financing or licensing transaction (collectively, a “Competing Transaction”) of Brekford. Any negotiations in progress as of the date of this letter with respect to any Competing Transaction will be terminated and, in no event, will Brekford accept or enter into any agreement concerning any Competing Transaction during the Exclusive Period. Notwithstanding the foregoing, Brekford and its Representatives will not be prohibited during the Exclusive Period from continuing to take such actions as may be required to effectuate the sale of the Upfitting Businesses (as defined in the attached Preliminary Term Sheet) in accordance with and as contemplated by the condition precedent to the Transaction described in the attached Preliminary Term Sheet under the section captioned “Definitive Agreement Matters—Principal Conditions.”

B.	Each party hereby represents and warrants to the other that it is under no contractual obligation to disclose the existence or the terms of the Preliminary Term Sheet to any third party, and that no stockholder, option holder or other person has a right of first offer, first refusal, or other similar rights with respect to a Competing Transaction.

Please contact me if you have any questions regarding this letter. Our interest in pursuing a Transaction is predicated on entering into an exclusive period of negotiations, and I would ask that you indicate the concurrence of Brekford with this letter by executing in the space provided below and returning a copy to me by no later than 4:00PM ET, December 7th, 2016.

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I look forward to the successful completion of the discussions contemplated by this letter.

Very truly yours,

KEYSTONE SOLUTIONS, INC.

By:	/s/ Robert A Berman
Robert A. Berman,
Chief Executive Officer

AGREED AND ACCEPTED as of December 6, 2016:

BREKFORD CORP.

By:	/s/ Rod Hillman
Rod Hillman
President & COO

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Exhibit 15.1

EXHIBIT A

Preliminary Term Sheet

This Preliminary Term Sheet sets forth the basis upon which KeyStone Solutions, Inc. (“KeyStone”) is interested in pursuing a possible business combination (the “Transaction”) between KeyStone and Brekford Corp. (“Brekford”).

Except for the provisions herein contained under the heading “Other Considerations”, which constitute the binding obligations of the parties, this Preliminary Term Sheet is an expression of intent only, is not meant to be binding on the parties now or at any point in time in the future, and is meant to be used as a negotiation aid by the parties. The parties acknowledge that they have not completed negotiations on the points set forth in this Preliminary Term Sheet as well as on points beyond the scope of this Preliminary Term Sheet, which negotiations may also cause the terms set forth in this Preliminary Term Sheet to be further negotiated and changed. Accordingly, the parties do not intend to be bound unless and until they enter into definitive agreements regarding the subject matter of this Preliminary Term Sheet.

Structure and Consideration

Structure

The Transaction is expected to be structured as a consolidation and reorganization in which each of KeyStone and Brekford would merge with separate wholly owned subsidiaries of a new holding company (“HoldCo”) formed by KeyStone, with KeyStone and Brekford surviving their respective mergers (collectively, the “Mergers”). The Mergers would therefore result in each of KeyStone and Brekford becoming wholly owned subsidiaries of HoldCo.

In connection with, and in accordance with the terms of, the Mergers, all issued and outstanding (a) common stock issued by KeyStone and Brekford will be exchanged for shares of newly issued common stock of HoldCo and (b) preferred stock of KeyStone will be exchanged for shares of newly issued preferred stock of HoldCo, in each case pursuant to an effective Registration Statement on Form S-4 prepared by counsel to KeyStone and filed by HoldCo with the U.S. Securities and Exchange Commission (“SEC”).

Pursuant to the Mergers, it is currently contemplated that, immediately following the closing of the Transaction (the “Closing”), KeyStone stockholders would own in the aggregate eighty percent (80%) post consolidation of the common equity of HoldCo and Brekford stockholders would own in the aggregate twenty percent (20%) post consolidation of the common equity of HoldCo, in each case on a fully diluted basis (i.e., assuming the conversion of all issued and outstanding securities convertible into common stock of KeyStone or Brekford and the exercise in full of all outstanding warrants, options and other rights to acquire common stock of KeyStone and Brekford).

The parties anticipate that warrants, options, and other securities convertible into or exchangeable for common equity issued by each of KeyStone and Brekford would be exchanged for equivalent securities of HoldCo in connection with, and on the basis of, the terms of the Mergers.

The structure for the Transaction described herein is based on both companies’ current business condition and financial information as were disclosed to each other prior to signing this letter of intent and Preliminary Term Sheet, and on the assumption that no material adverse change (“MAC”) to the information defined above on either side will be identified through the due diligence process.

HoldCo Name and Governance	It is the intent of the parties to rebrand HoldCo at the time of the consolidation. HoldCo will be managed by Robert A. Berman as its Chief Executive Officer, with an executive team comprising executives designated by KeyStone’s Board of Directors (“Board”).

HoldCo’s Board will be chaired by James McCarthy and will comprise seven (7) members, of which six (6) and one (1) members will be designated by KeyStone and Brekford, respectively. Keystone will have the right to approve the director designated by Brekford with KeyStone’s approval not to be unreasonably withheld. It is the intent of the parties that four (4) of the directors shall be considered independent as required by SEC and applicable securities exchange listing requirements.

Listing	It is the intent of both companies for HoldCo to be listed on a national exchange at the Closing or as soon thereafter as is reasonably possible. If such listing is not achieved within 90 days of the Closing, the Board will use its best efforts to take further actions as appropriate to achieve such listing as soon as is reasonably practicable.

Employee Matters

Employee Issues	Key executives of KeyStone and Brekford as may be identified during the due diligence process will enter into employment agreements with HoldCo or one or more of its subsidiaries (including appropriate non-compete/non-solicitation obligations to the extent enforceable under applicable law). Without limiting the foregoing, the parties anticipate that one or more of the Brekford subsidiary companies will enter into five-year employment agreements with Scott Rutherford and Rod Hillman to be the Chief Technology Officer and President/COO, respectively, of such companies, on terms substantially similar to the terms of their existing employment agreements.

Definitive Agreement Matters

General	The definitive agreement and plan of reorganization for the Transaction (“Reorganization Agreement”) will contain representations and warranties of KeyStone and Brekford customary in scope for a public company merger.

Principal Conditions

Conditions to execution of the Reorganization Agreement and consummation of the Transaction would include:

•       Satisfactory completion of due diligence and absence of any MAC

•       Approval of the Transaction by the boards of directors of KeyStone and Brekford

• Negotiation of a mutually acceptable Reorganization Agreement and ancillary agreements with customary closing conditions, covenants, deal protection provisions and other terms and conditions

In addition, the obligation of KeyStone to consummate the Transaction will be conditioned upon the prior or concurrent closing of the sale by Brekford of not more than 81% of the ownership of its Rugged Information Technology Solutions and 360° Vehicle Solution upfitting businesses (the “Upfitting Businesses”) on terms reasonably acceptable to KeyStone. It is the intention of the parties that (a) upon the disposition of such ownership interest in the Upfitting Businesses, HoldCo will maintain an ownership interest in the Upfitting Businesses of not less than 19% and (b) Brekford will use all proceeds from such disposition to repay in full any and all indebtedness of Brekford such that, upon Closing, Brekford shall have no indebtedness (other than as permitted by KeyStone).

Timing

Upon acceptance of this proposal, KeyStone and Brekford (and their respective advisors) will commence their respective due diligence reviews as well as commence drafting and negotiation of the Reorganization Agreement. Counsel to KeyStone will prepare the initial draft of the Reorganization Agreement.

The parties will seek to execute the Reorganization Agreement as soon as practicable and in any event no later than January 31, 2017.

Stockholder Agreements	Concurrently with the execution of the Reorganization Agreement, directors, and executive officers who own voting securities in KeyStone or Brekford, and other key stockholders of each of KeyStone and Brekford, would enter into customary agreements pursuant to which each will agree to vote all of their voting securities in KeyStone and Brekford, respectively, in favor of the Transaction and the Reorganization Agreement.

Other Considerations

Exclusivity	The exclusivity provisions are as set forth in Section 2 of the letter of intent to which this Exhibit A is attached.

Fees and Expenses	The parties shall pay their own fees and expenses incurred in connection with the Transaction, including all legal, banking and accounting fees and expenses, whether or not the Transaction is consummated, and any actions taken by either party in reliance on this Preliminary Term Sheet shall be at such party’s sole risk and expense.

Confidentiality	The existence and contents of this Preliminary Term Sheet and the parties’ discussions regarding the Transaction shall be treated as confidential and is subject to the mutual nondisclosure agreement between the parties dated as of October 10, 2016. Notwithstanding the foregoing, the parties agree to disclose the contents of this Preliminary Term Sheet and the letter of intent to which it is attached in appropriate filings with the SEC and will cooperate as to the timing and language of such disclosure.

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